April 24, 2014

VIA EDGAR

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spark Networks, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 11, 2014

File No. 001-32750

Dear Mr. Orlic:

On behalf of Spark Networks, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 18, 2014 (the “Comment Letter”) concerning the Company’s Preliminary Proxy Statement on Schedule 14A originally filed with the Commission on April 11, 2014 (the “Preliminary Proxy Statement”). In addition, we are filing herewith Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) to reflect amendments to the Preliminary Proxy Statement that address the Staff’s comments contained in the Comment Letter. For convenience of reference, the Staff’s comments contained in the Comment Letter are reprinted below in italics, and are followed by the corresponding response of the Company.

General

1. Please provide the disclosure required by Item 5(b)(viii) and (xii) of Schedule 14A.

We note the Staff’s comment, and in response thereto, and have included on page 5 of the Revised Preliminary Proxy Statement the disclosure required by Item 5(b)(viii) and (xii) of Schedule 14A.

Submitting Your Proxy, page 2

2. Disclosure indicates that the proxy holders will have discretionary authority with respect to the Osmium proposals, and also to adjourn the meeting. Please provide how you determined that this is consistent with Rule 14a-4(c). Note that, with respect to the second point, we do not consider adjournment to solicit additional proxies to be a matter incident to the conduct of the meeting or otherwise to be an appropriate use of discretionary authority under Rule 14a-4(c).

695 Town Center Drive, 14th Floor, Costa Mesa, California 92626-1924 Telephone: 714.371.2500 Fax: 714.371.2550

Albany | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2014

We note the Staff’s comment, and in response thereto, have revised our disclosure on page 2 of the Revised Preliminary Proxy Statement to remove the disclosure that provided that proxy holders will have discretionary authority with respect to the Osmium proposals and to adjourn the meeting.

Solicitation of Proxies, page 5

3. Please provide the disclosure required by Item 4(b)(3)(iii) and (4) of Schedule 14A.

We note the Staff’s comment, and in response thereto, and have included on page 5 of the Revised Preliminary Proxy Statement the disclosure required by Item 4(b)(3)(iii) and (4) of Schedule 14A.

Proposal No. 1 – Election of Directors, page 6

4. Disclosure indicates that, if any of the nominees should be unable or should fail to act as a nominee because of an unexpected occurrence, the proxy may be voted for substitute nominees in the discretion of the proxy holders. As an initial matter, please advise how you determined that this is consistent with the standard set forth in Rule 14a-4(c)(5). Also, please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

We note the Staff’s comment, and in response thereto, have revised our disclosure on page 6 of the Revised Preliminary Proxy Statement to track the standard set forth in Rule 14a-4(c)(5). Additionally, we hereby confirm that should we lawfully identify or nominate substitute nominees before the meeting, we will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Form of Proxy Card

5. Please provide your analysis as to how proposal no. 5 is consistent with Rule 14a-4(a)(3) and Rule 14a-4(b)(1), which require that security holders be afforded an opportunity to specific a choice with respect to each separate matter. The provisions regarding security holder proposals and director nominations appear to be separate matters.

We note the Staff’s comment, and in response thereto as discussed with you on April 22, 2014, we respectfully submit that the Company is not in a position to unilaterally bifurcate proposal no. 5 because it was submitted to the Company in its current form by Osmium pursuant to the Company’s advanced notice bylaw provision. In response to your request for our analysis, we do not object to leaving the proposal in its current form because it is a single proposal to amend one section of the Company’s Bylaws - the advanced notice provision - to apply to beneficial holders of Company stock; currently only record holders may bring matters before stockholder meetings under the advanced notice provision.

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2014

*        *        *

Additionally, per your request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 310-312-4252.

Very truly yours,

/s/ Katherine J. Blair

Katherine J. Blair

cc:	Joshua A. Kreinberg, Esq.